NR09-04

March 18, 2009

Cardero Grants Nanjinzhao Extension to Pampa de Pongo Purchase Agreement

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) announces that following recent discussions with Nanjinzhao Group Co. Ltd., the Company has granted a request for a limited extension to the USD 10 million deposit payment due March 17th, 2009.

Nanjinzhao requested the extension due to minor delays encountered with finalizing approvals from departments of the Chinese Central Government. To date, Nanjinzhao has informed the Company it has received approvals from City, District and Provincial levels and anticipates final Federal-level approval very shortly. The timeframe of Nanjinzhao’s received approvals to date is as follows:

1.

Linzi District (Feb 15, 2009)

2.

Zibo City (Feb 25, 2009)

3.

Shandong Province (Mar 01, 2009)

Under the binding agreement, the USD 10 million deposit is now due at the earlier of May 17, 2009 or within five (5) business days after Nanjinzhao receives Federal Approvals.

Mr. Duan Lianwen, Chairman of Nanjinzhao Group stated, “We are firmly committed to completing the purchase of the world-class Pampa de Pongo iron ore deposit, as per our agreement, as soon as we receive the necessary Chinese Central Government approvals. This cooperation of Cardero is greatly appreciated by Nanjinzhao and demonstrates the excellent relationship established between our two groups. While we finalize the approval process in China, we are completing all the necessary groundwork for the long-term development and operation of Pampa de Pongo by performing advanced project engineering studies, meeting with local and federal Peruvian government officials and establishing the necessary financial and legal relationships in Peru.”

“Progress is well underway in finalizing the Pampa de Pongo sale agreement and we remain highly confident the Nanjinzhao Group will conclude its purchase of this world-class iron ore deposit in a timely manner,” said Hendrik van Alphen, Cardero’s President and CEO.

Additionally, a delegation of 17 Chinese officials is arriving in Peru in the forthcoming week and will hold meetings with various government officials to continue to develop stronger ties with the local communities and to review mining development plans for the Pampa de Pongo iron deposit.

Pampa de Pongo Sale Agreement

Following signing of the USD 200 million purchase agreement among Nanjinzhao Group Co. Ltd., the Company and Cardero Hierro Peru S.A.C. on October 24, 2008 (News Release NR08-26), Rio Tinto Mining and Exploration S.A.C. had the right, for 45 days, to elect to acquire Pampa de Pongo on the same terms as agreed by Nanjinzhao. On December 17, 2008, Rio Tinto gave notice that it would not be exercising such right. Accordingly, on December 17, 2008 the Company advised Nanjinzhao of Rio Tinto’s election. As a consequence, the three-month period for payment by Nanjinzhao of the initial USD 10 million deposit and the nine-month period for payment of the balance of USD 190 million (now revised to USD 188 million to reflect the USD 2 million in advance payments undertaken by Nanjinzhao) commenced to run on that date. The revised due dates for these payments are therefore May 17, 2009 (USD 10 million) and September 17, 2009 (USD 188 million).

On receipt of the initial USD 10 million deposit, Cardero Hierro Peru S.A.C. will transfer title to the Pampa de Pongo property to Nanjinzhao’s Peruvian subsidiary (subject to payment of the USD 188 million balance of the purchase price). In order to fast-track development of the project, Nanjinzhao has requested, and Cardero has agreed, to the recent commencement of engineering drilling on the property under the existing drilling permit, which will facilitate the timely collection of engineering and geotechnical data essential for the development permitting process.

About Cardero Resource Corp.

Cardero’s focus through 2009 is to realise the considerable value it believes is locked in the Company’s significant iron ore assets in the Marcona District of southern Peru, the Baja district of Mexico and in Minnesota, USA while continuing to progress its base and precious metal exploration projects in Argentina and Mexico. The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the New York Stock Exchange Alternext-US (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated receipt of the USD 10 million deposit and the USD 188 million balance of the purchase price for Pampa de Pongo from Nanjinzhao, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, the determination of either of the Company or Nanjinzhao not to proceed with the Pampa de Pongo purchase agreement and other risks and uncertainties disclosed in the Company’s annual information form filed with the B.C., Alberta and Ontario Securities Commissions and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.